UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77828 / May 13, 2016

Admin. Proc. File No. 3-17114

In the Matter of

SHEARSON FINANCIAL NETWORK, INC.,
SHELBY ACQUISITION I, INC.
(N/K/A PHOENIX CAPITAL SOURCE, INC.),
SHELBY ACQUISITION II, INC.,
SHELBY ACQUISITION III, INC.,
SHELBY ACQUISITION IV, INC.,
US WATS INC.,
WESTERN HEMISPHERE INVESTMENTS
CORPORATION, AND
WHIRLWIND MARKETING, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Shearson Financial Network, Inc., Shelby
Acquisition I, Inc. (n/k/a Phoenix Capital Source, Inc.), Shelby Acquisition II, Inc., Shelby
Acquisition III, Inc., Shelby Acquisition IV, Inc., US WATS Inc., Western Hemisphere
Investments Corporation, or Whirlwind Marketing, Inc., and the Commission has not chosen to
review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Shearson Financial Network, Inc., Shelby
Acquisition I, Inc. (n/k/a Phoenix Capital Source, Inc.), Shelby Acquisition II, Inc., Shelby
Acquisition III, Inc., Shelby Acquisition IV, Inc., US WATS Inc., Western Hemisphere
Investments Corporation, and Whirlwind Marketing, Inc.[2] The order contained in that decision

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Shearson Fin. Network, Inc., Shelby Acquisition I, Inc. (n/k/a Phoenix Capital Source, Inc.),
Shelby Acquisition II, Inc., Shelby Acquisition III, Inc., Shelby Acquisition IV, Inc., US WATS
Inc., W. Hemisphere Invs. Corp., and Whirlwind Mktg., Inc.*, Initial Decision Release No. 984

(*continued . . .*)

is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Shearson Financial Network, Inc., Shelby Acquisition I, Inc. (n/k/a Phoenix Capital Source, Inc.), Shelby Acquisition II, Inc., Shelby Acquisition III, Inc., Shelby Acquisition IV, Inc., US WATS Inc., Western Hemisphere Investments Corporation, and Whirlwind Marketing, Inc., are revoked.

　　　For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

　　　　　　　　　　　　　　　　Brent J. Fields
　　　　　　　　　　　　　　　　Secretary

(. . . *continued*)
(Mar. 23, 2016), 113 SEC Docket 15, 2016 WL 1158232. The Central Index Key numbers are: 1138173 for Shearson Financial Network, Inc.; 1393074 for Shelby Acquisition I, Inc. (n/k/a Phoenix Capital Source, Inc.; 1393076 for Shelby Acquisition II, Inc.; 1393078 for Shelby Acquisition III, Inc.; 1393079 for Shelby Acquisition IV, Inc.; 862025 for US WATS Inc.; 1219948 for Western Hemisphere Investments Corporation; and 1122695 for Whirlwind Marketing, Inc.

INITIAL DECISION RELEASE NO. 984
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17114

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
SHEARSON FINANCIAL NETWORK, INC., SHELBY ACQUISITION I, INC. (N/K/A PHOENIX CAPITAL SOURCE, INC.), SHELBY ACQUISITION II, INC., SHELBY ACQUISITION III, INC., SHELBY ACQUISITION IV, INC., US WATS INC., WESTERN HEMISPHERE INVESTMENTS CORPORATION, AND WHIRLWIND MARKETING, INC.	INITIAL DECISION ON DEFAULT March 23, 2016

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On February 12, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that each Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its required periodic filings.

Respondents were served with the OIP by February 20, 2016, and their answers were due by March 4, 2016. *Shearson Fin. Network, Inc.*, Admin. Proc. Rulings Release No. 3682, 2016 SEC LEXIS 883 (ALJ Mar. 7, 2016); *Shearson Fin. Network, Inc.*, Admin. Proc. Rulings Release No. 3637, 2016 SEC LEXIS 677 (ALJ Feb. 24, 2016). Following Respondents' failures to timely file answers, I ordered each Respondent to show cause by March 17, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding. *Shearson Fin. Network, Inc.*, 2016 SEC LEXIS 883. I warned that any Respondent that failed to respond to the order to show cause or attend the prehearing conference would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.*

A telephonic prehearing conference was held on March 11, 2016, and though Respondents were sent copies of the order setting the prehearing conference, only the Division of Enforcement appeared. In addition, to date, no Respondent has filed an answer or responded to the show cause order. Thus, Respondents are in default. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

FINDINGS OF FACT

Shearson Financial Network, Inc., Central Index Key (CIK) No. 1138173, is a permanently revoked Nevada corporation located in Mill Valley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2007, which reported a net loss of $45,782,889 for the prior year. On June 16, 2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, which was dismissed on July 9, 2012. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

Shelby Acquisition I, Inc. (n/k/a/ Phoenix Capital Source, Inc.), CIK No. 1393074, is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $37,830 for the prior nine months. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

Shelby Acquisition II, Inc., CIK No. 1393076, is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $37,647 for the prior nine months. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

Shelby Acquisition III, Inc., CIK No. 1393078, is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $37,618 for the prior nine months. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

Shelby Acquisition IV, Inc., CIK No. 1393079, is a void Delaware corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $37,618 for the prior nine months. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

US WATS Inc., CIK No. 862025, is an inactive New York corporation located in Bensalem, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1999, which reported a net loss of $2,950,899 for the prior year. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

Western Hemisphere Investments Corporation, CIK No. 1219948, is a void Delaware corporation located in Spring Branch, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $600 for the prior nine months. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

Whirlwind Marketing, Inc., CIK No. 1122695, is a void Delaware corporation located in Fort Washington, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $1,487,779 for the prior nine months. As of February 9, 2016, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTION

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligations to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Shearson Financial Network, Inc., Shelby Acquisition I, Inc. (n/k/a/ Phoenix Capital Source, Inc.), Shelby Acquisition II, Inc., Shelby Acquisition III, Inc., Shelby Acquisition IV, Inc., US WATS Inc., Western Hemisphere Investments Corporation, and Whirlwind Marketing, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge